Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Chandler, III A. Russell	2. Issuer Name and Ticker or Trading Symbol Miller Industries, Inc. (MLR)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give ___ Other (specify title below) below) __________________________________
(Last) (First) (Middle) 8502 Hilltop Drive	3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)			4. Statement for Month/Year December 2000
(Street) Ooltewah TN 37363				5. If Amendment, Date of Original (Month/Year) 01/10/01		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	12/21/00	P		800	A	$0.5625	86,800	D
Common Stock							281,000	I (1)	(2)
Common Stock							25,500	I (1)	(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
  The reporting person disclaims beneficial ownership of all shares held by immediate family members, and this report should not be deemed as an admission that the reporting person is the beneficial owner of such shares for Section 16 or any other pupose.
  Held by a limited partnership of which Mr. Chandler's children are limited partners.
  Held in trust for the benefit of Mr. Chandler's children.

**	Confirmation pursuant to General Instruction 7 is attached hereto as an Exhibit and is hereby incorporated herein by reference.
***	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Frank Madonia By: Frank Madonia, on behalf of A. Russell Chandler III ** ***Signature of Reporting Person	01/10/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2

Exhibit to Form 4

Name and Address of Reporting Person:

A. Russell Chandler III
8502 Hilltop Drive
Ooltewah, TN  37363

         The Reporting person hereby confirms to the Commission, pursuant to General Instruction 7 of Form 4, that the reporting person authorizes and designates Frank Madonia to file with the Commission, on behalf of the reporting person, the Form 4 for the reporting person for December 2000.

/s/ A. Russell Chandler III 01/20/01 A. Russell Chandler III Date